CONFIDENTIALITY AND INVENTIONS AGREEMENT

This Agreement is entered into as of December 26, 2002 between The Small Business Company (“Company”), and Stuart Schreiber (“Employee”).

INTRODUCTION

In connection with this employment, Employee has had, or will have, access to certain confidential information and trade secrets of the Company, and may in the course of employment with the Company participate in discovering or conceiving an invention.

As a condition of Employee’s employment or continued employment, and effective as of the date that Employee’s employment first commenced, Employee agrees as follows:

AGREEMENT

1.          Definitions
As used in this Agreement, the following terms shall have the following meanings:

“Agreement” means this Agreement and any attachments hereto, and any modifications that are made to this Agreement in accordance with the terms hereof.

“The Company” means The Small Business Company.

“Employee’s employment” means Employee’s employment with the Company.

“Invention” means any invention, discovery, know-how, idea, trade secret, technique, formula, machine, method, process, use, apparatus, product, device, composition, code, design, program, confidential information, proprietary information, or configuration of any kind, which is discovered, conceived, developed, made or produced by Employee (alone or in conjunction with others) during the duration of Employee’s employment, and which:

a)	Relates at the time of conception or reduction to practice of the Invention, in any manner, to the business of the Company, including actual or demonstrably anticipated research or development; or

b)	Results from or is suggested by work performed by Employee for or on behalf of the Company; or

c)	Results, in whole or in part, from the use of equipment, supplies, facilities, information, time or resources of the Company.

The term “Invention” shall also include any improvements to an Invention. The term “Invention” shall not be limited to the definition of a patentable or copyrightable invention as contained in the United States patent or copyright laws.

“Information” means (1) all information encompassed in all Inventions, and (2) all forms and types of financial, business, scientific, technical, economic, sales, marketing or engineering information of the Company that is not generally available to the public at large with the knowledge and consent of the Company, regardless of whether such information would be enforceable as a trade secret or the copying of which would violate copyright or patent laws or be enjoined or restrained by a court as constituting unfair competition. Information shall be interpreted broadly, and includes, without limitations, strategic and business plans, financial information, sales information, projections, pricing information, proposals, client lists, customer lists, prospect lists, research, experiments, records, reports, recipes, formulas, recommendation, manuals, policies, findings, evaluations, forms, computer algorithms, designs, drawings, specifications, evaluations, computer programs, prototypes, methods, processes, procedures, research and development efforts, business opportunities, software or other confidential information or proprietary property, and whether stored, complied, or memorialized physically, electronically, photographically, or in writing.

2.0        Inventions
2.1  Disclosure. Employee shall disclose promptly to the Company each Invention, whether or not reduced to practice, which is conceived or learned by Employee (either alone or jointly with others) during the term of Employee’s employment. Further, Employee shall disclose in confidence to the Company all patent applications filed by or on behalf of Employee during the term of Employee’s employment and for a period of three years thereafter.

2.2  The Company Property; Assignment. Employee acknowledges and agrees that all Inventions made, written, discussed, developed, secured, obtained or learned by Employee during the term of the relationship and the 60-day period immediately following termination of the relationship shall be the sole property of the Company, including without limitation all domestic and foreign patent rights, rights of registration or other protection under the copyright laws, or other rights, pertaining to the Inventions. Employee further agrees that all services, products and Inventions that directly or indirectly result from engagement with the Company shall be deemed “works for hire” as that term is defined in Title 17 of the United States Codes and accordingly all rights associated therewith shall vest in the Company. Notwithstanding the foregoing, Employee hereby assigns all Employee’s right, title and interest in any such services, products and Inventions to the Company, in the event any such services, products and Inventions shall be determined not to constitute “works for hire.”

2.3  Exclusion Notice. Employee is not required to assign an idea or invention for which all of the following are applicable:
a)	No equipment, supplies, facility, or trade secret information of the Company were used and the invention or idea was developed entirely on Employee’s own time, and

b)	The invention or idea does not relate to the business of the Company, and

c)	invention or idea does not relate to the Company’s actual or demonstrably anticipated The research or development, and

d)	The invention or idea does not result from any work performed by Employee for the Company.

2.4  Time of Invention; Presumption. For the purpose of this Agreement, an Invention is deemed to have been made during the term of Employee’s employment if the Invention was conceived or first actually reduced to practice during the term of such employment. Employee agrees that any disclosures of an invention or any patent application made within one year after termination of Employee’s employment shall be presumed to relate to an Invention which was made during the term of Employee’s employment unless Employee provides compelling evidence to the contrary.

2.5  Patents and Copyrights; Attorney-in-Fact. Employee hereby irrevocably appoints the Company, and its duly authorized officers and agents, as Employee’s agent and attorney-in-fact to act for Employee in filing all patent applications, applications for copyright protection and registration amendments, renewals, and all other appropriate documents in any way related to the Inventions. In addition, Employee agrees to assist the Company in any way the Company deems necessary or appropriate (at [Company’s] expense) from time to time to apply for, obtain and enforce patents on , and to apply for, obtain and enforce copyright protection and registration of, the Inventions in any and all countries. To that end, Employee shall (at [Company’s] request) without limitation, testify in any suit or other proceeding involving any of the Inventions, execute all documents which the Company reasonably determines to be necessary or convenient for use in applying for and obtaining patents or copyright protection and registration thereon and enforcing same, and execute all necessary assignments thereof to the Company or parties designated by it. Employee’s obligation to assist the Company in obtaining and enforcing patents or copyright protection and registration for the Inventions shall continue beyond the termination of Employee’s employment. During Employee’s employment, the Company shall not be required to provide Employee any additional compensation for services provided for in this section. [Company’s] obligation to compensate Employee following termination of Employee’s employment for Employee’s compliance with this section shall be limited to a reasonable rate per hour (not to exceed the equivalent of Employee’s hourly rate, computed on the basis of Employee’s base salary as of the date of termination) for time actually spent by Employee on such assistance at [Company’s] written request.

3.0       Use of the Company Information
3.1  Acknowledgment of Proprietary Interest in Information. Employee acknowledges and agrees that any and all Information, whether developed by Employee alone or in conjunction with others, or by other the Company employees, or otherwise acquired by the Company, is the sole and exclusive property of the Company. Employee hereby disclaims any proprietary interest in any such Information.

3.2  Confidentiality Obligation. Employee acknowledges and agrees that the Company is entitled to prevent the disclosure of Information. Accordingly, in consideration of the Company’s agreement to employ Employee and pay Employee compensation for services rendered, Employee agrees at all times during employment with the Company and thereafter to hold in strictest confidence, and not to disclose or allow to be disclosed to any person, firm, or corporation, other than to persons engaged by the Company to further the business of the Company, and in any case, not to disclose, use, copy, publish, summarize, or remove from the premises of the Company any Information, including Information developed by Employee except (a) as necessary to carry out my assigned responsibilities as an the Company employee, and (b) after termination of employment, only as specifically authorized in writing by an officer of the Company.

3.3  Return of Materials at Termination. In the event of the termination, for any reason, of Employee’s employment, Employee will promptly deliver to the Company all documents, data, and other information pertaining to Inventions and Information; and Employee shall not take any documents, or other information, or any reproduction or excerpt thereof, containing or pertaining to any Information or Inventions.

4.         Confidential Information of Others
Employee acknowledges the existence of the Economic Espionage Act, 18 U.S.C. § 1831 et seq. (“EEA”), which prohibits Employee from misappropriating trade secrets of others for the economic benefit of the Company. Employee agrees, as a condition of employment with the Company, to comply with the provisions of the EEA. If Employee possesses any confidential, trade secret or proprietary information or documents belonging to others, Employee will not use, disclose to the Company or induce the Company to use, any such information or documents during employment by the Company, and will not bring onto the Company premises any unpublished document or any other property belonging to any former employer or third parties without the written consent of the affected party. Employee represents and warrants that employment by the Company will not require Employee to violate any obligation to or confidence with any other party, and that Employee has not as of the date of signing this Agreement, provided to any employee or agent of the Company any trade secret, confidential or proprietary information of others.

5.         Business Opportunities
During the terms of this Agreement, if Employee becomes aware of any project, investment, venture, business or other opportunity (any of the preceding, collectively referred to as an “Opportunity”) that is similar to, competitive with, related to, or in the same field as Employer, or any project, investment, venture, or business of Employer, then Employee shall so notify Employer immediately in writing of such Opportunity and shall use Employee's good-faith efforts to cause Employer to have the opportunity to explore, invest in, participate in, or otherwise become affiliated with such Opportunity.

6.         Non-Filing
Employee specifically agrees that Employer’s rights granted hereunder shall include the right not to file for copyrights or domestic or foreign patents when such is considered by Employer in its sole discretion appropriate for the business objectives of Employer.

7.         Non-Competition
Employee agrees that, during employment with the Company, Employee will not directly or indirectly compete with the Company in any way, and will not act as an officer, director, employee, consultant, lender, or agent of any entity which is engaged in any business of the same nature as, or in competition with, the business in which the Company is now engaged or in which the Company becomes engaged during the term of Employee’s employment. Employee further agrees to perform for the Company such duties as it may designate from time to time, and will devote his or her full time and best efforts to the business of the Company.

8.         Non-Solicitation
Employee agrees that during Employee’s employment with the Company and for two years (2) years] following the termination, for any reason, of employment, Employee shall not, either on Employee’s behalf or on behalf of any other person or entity, directly or indirectly (i) hire, solicit or encourage or induce any employees, directors, consultants, contractors or subcontracts to leave the employ of the Company, or (ii) solicit, induce, encourage or entice away or divert any person or entity which is then a customer of the Company and which was a customer of the Company during the time of Employee’s employment.

9.         Employment At-Will

Nothing in this Agreement is intended to alter Employee’s status as an at-will employee. Accordingly, notwithstanding any other term of this Agreement, either Employee or the Company may terminate Employee’s employment for any reason, at any time, with or without notice. Similarly, Employee may terminate their employment at any time, for any reason and without notice. The at-will nature of Employee’s employment can be changed only by a written agreement signed by an officer of the Company.

10.0      General Provisions
10.1  Entire Agreement. This Agreement represents the entire agreement between Employee and the Company with respect to the subject matter hereof, superseding all previous oral or written communications, representations, understandings or agreements relating to this subject. This Agreement may be changed only by a written agreement signed by an officer of the Company.

10.2  Successors and Assigns. The rights and remedies of the Company under this Agreement shall inure to the benefit of the successors, assigns and transferees of the Company. Employee shall have no right to assign, transfer or otherwise dispose of his right, title and interest in and to any part of this Agreement or to assign the burdens hereof, without the prior written consent of the Company.

10.3  Remedies Upon Breach. Employee acknowledges and agrees that damages will not be an adequate remedy in the event of a breach of any of Employees obligations under this Agreement. Employee therefore agrees that the Company shall be entitled (without limitation of any other rights or remedies otherwise available to it and without the necessity of posting a bond) to obtain an injunction from any court of competent jurisdiction prohibiting the continuance or recurrence of any breach of this Agreement. The failure of the Company to promptly institute legal action upon any breach of this Agreement shall not constitute a waiver of that or any other breach hereof. This provision supersedes and controls over any language set forth in an arbitration agreement with regards to the subject matter of this agreement only.

10.4  Attorneys’ Fees. In the event of any litigation concerning any controversy, claim or dispute between the parties hereto, arising out of or relating to this Agreement or the breach hereof, or the interpretation hereof, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys’ fees, and costs incurred therein or in the enforcement or collection of any judgment or award rendered therein. The “prevailing party” means the party determined by the court to have prevailed, even if such party did not prevail in all matters, not necessarily the one in whose favor a judgment is rendered. Further, in the event of any default by a party under this Agreement, such defaulting party shall pay all the expenses and attorneys’ fees incurred by the other party in connection with such default, whether or not any litigation is commenced.

10.5  Severability. The illegality, unenforceability or invalidity of any one or more covenants, phrases, clauses, sentences or paragraphs of this Agreement, as determined by a court of competent jurisdiction, shall not affect the remaining portions of this Agreement, or any part thereof; and in case of any such illegality, unenforceability or invalidity, this Agreement shall be construed as if such illegal, unenforceable or invalid covenants, phrases, clauses, sentences or paragraphs, had not been inserted.

10.6  Survivability. The terms and conditions of this Agreement shall survive the termination of Employee’s Employment.

10.7  Waiver. The waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or any other provision hereof.

10.8  Applicable Law. The laws of the United States of America and the State of California shall govern this Agreement. Employee hereby submits to the jurisdiction and venue of the courts of the State of California, County of San Diego, and expressly waives any objections to jurisdiction, or venue. Employee further agrees that service upon Employee in any such action or proceeding may be made by first class mail, certified or registered, to Employee’s address as last appearing on the records of the Company.

10.9  Drafting Ambiguities. Each party to this Agreement has reviewed and had the opportunity to revise this Agreement. Each party to this Agreement has had the opportunity to have legal counsel review and revise this Agreement. The rule of construction that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or of any amendments or exhibits to this Agreement.

10.10  Notices. Any notices provided by one party to the other under the terms of this Agreement shall be hand-delivered or mailed by certified mail to the following, or to such other recipients as that party may designate, in writing:

IN WITNESS WHEREOF, the parties hereto duly executed this Agreement as of the date first above written.

The Small Business Company	Employee

/s/ David S. Larson	/s/ Stuart Schreiber
By: David S. Larson, COO	Stuart Schreiber

Date: 12/26/02	Date: 12/26/02